UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(a)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 9

ALLERGAN, INC.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

018490102

(CUSIP Number)

Roy J. Katzovicz, Esq.

Pershing Square Capital Management, L.P.

888 Seventh Avenue, 42nd Floor

New York, New York 10019

212-813-3700

with a copy to:

Stephen Fraidin, Esq.

Richard M. Brand, Esq.

Kirkland & Ellis LLP

601 Lexington Avenue

New York, NY 10022

212-446-4800

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 15, 2014

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

CUSIP NO. 018490102	13D	Page 2

1	NAME OF REPORTING PERSON Pershing Square Capital Management, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 28,878,538
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 28,878,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 28,878,638
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%[1]
14	TYPE OF REPORTING PERSON IA

[1]	Calculated based on 296,910,449 shares of common stock, $0.01 par value, of Allergan, Inc., outstanding as of June 30, 2014, as reported in Allergan, Inc.’s Preliminary Revocation Solicitation Statement on Schedule 14A, as filed with the Securities and Exchange Commission on July 15, 2014.

CUSIP NO. 018490102	13D	Page 3

1	NAME OF REPORTING PERSON PS Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 28,878,538
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 28,878,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 28,878,638
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%[2]
14	TYPE OF REPORTING PERSON OO

[2]	Calculated based on 296,910,449 shares of common stock, $0.01 par value, of Allergan, Inc., outstanding as of June 30, 2014, as reported in Allergan, Inc.’s Preliminary Revocation Solicitation Statement on Schedule 14A, as filed with the Securities and Exchange Commission on July 15, 2014.

CUSIP NO. 018490102	13D	Page 4

1	NAME OF REPORTING PERSON William A. Ackman
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OR ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER NONE
	8	SHARED VOTING POWER 28,878,538
	9	SOLE DISPOSITIVE POWER NONE
	10	SHARED DISPOSITIVE POWER 28,878,538
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 28,878,638
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.7%[3]
14	TYPE OF REPORTING PERSON IN

[3]	Calculated based on 296,910,449 shares of common stock, $0.01 par value, of Allergan, Inc., outstanding as of June 30, 2014, as reported in Allergan, Inc.’s Preliminary Revocation Solicitation Statement on Schedule 14A, as filed with the Securities and Exchange Commission on July 15, 2014.

CUSIP NO. 018490102	13D	Page 5

Item 1.   Security and Issuer

This amendment No. 9 to Schedule 13D (this “Amendment No. 9”), which amends and supplements the statement on Schedule 13D filed on April 21, 2014 (the “Original 13D”), as amended and supplemented by amendment No. 1 (“Amendment No. 1”), filed on May 2, 2014, amendment No. 2 (“Amendment No. 2”), filed on May 5, 2014, amendment No. 3 (“Amendment No. 3”), filed on May 12, 2014, amendment No. 4 (“Amendment No. 4”), filed on May 19, 2014, amendment No. 5 (“Amendment No. 5”), filed on May 21, 2014, amendment No. 6 (“Amendment No. 6”), filed on June 2, 2014, amendment No. 7 (“Amendment No. 7”), filed on June 13, 2014, and amendment No. 8 (“Amendment No. 8”), filed on June 30, 2014 (the Original 13D as amended and supplemented by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7, Amendment No. 8 and this Amendment No. 9, the “Schedule 13D”), by (i) Pershing Square Capital Management, L.P., a Delaware limited partnership (“Pershing Square”); (ii) PS Management GP, LLC, a Delaware limited liability company (“PS Management”) and (iii) William A. Ackman, a citizen of the United States (together with Pershing Square and PS Management, the “Reporting Persons”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Allergan, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at: 2525 Dupont Drive, Irvine, California, 92612.

Capitalized terms not defined in this Amendment No. 9 shall have the meaning ascribed to them in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

Item 4.   Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following information:

On July 11, Pershing Square and certain other Reporting Persons filed definitive solicitation materials with the U.S. Securities and Exchange Commission with respect to the calling of a special meeting of shareholders of the Issuer and began actively soliciting support for calling such a meeting. Notwithstanding the foregoing, the Reporting Persons disclaim beneficial ownership of any shares of Common Stock held for the account of any party subject to such solicitation.

On July 16, 2014, William A. Ackman sent a letter to the board of directors of the Issuer which addressed the Issuer’s response to Valeant’s acquisition proposal. The letter is attached as Exhibit 99.13 to this Schedule 13D and is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and supplemented by adding the following information:

(a), (b) Based upon the Issuer’s Preliminary Revocation Solicitation Statement on Schedule 14A, as filed with the Securities and Exchange Commission on July 15, 2014, there were 296,910,449 shares of Common Stock issued and outstanding as of June 30, 2014.

Based on the foregoing, the Subject Shares beneficially owned by the Reporting Persons, including the Valeant Shares, represent approximately 9.7% of the shares of Common Stock issued and outstanding.

Pershing Square, as the investment adviser to PS Fund 1, may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares, except with respect to the Valeant Shares. As the general partner of Pershing Square, PS Management may be deemed to have the shared power to vote or to direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares, except with respect to the Valeant Shares. By virtue of William A. Ackman’s position as the Chief Executive Officer of Pershing Square and managing member of PS Management, William A Ackman may be deemed to have the shared power to vote or direct the vote of (and the shared power to dispose or direct the disposition of) the Subject Shares, except with respect to the Valeant Shares, and, therefore, William A. Ackman may be deemed to be a beneficial owner of the Subject Shares.

The Reporting Persons are responsible for the completeness and accuracy of the information concerning the Reporting Persons contained herein, but are not responsible for the completeness and accuracy of the information concerning Valeant contained herein.

As of the date hereof, none of the Reporting Persons own any shares of Common Stock other than the Subject Shares covered in this Statement.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following information:

The form of agreement with respect to the call options entered into between PS Fund 1 and Nomura International plc, and amendment thereto, (together, the “Share Call Option Master Confirmation”), are filed as Exhibit 99.14, and are incorporated herein by reference. The form of agreement with respect to the forward purchase contracts between PS Fund 1 and Nomura International plc (the “Share Forward Master Confirmation”), is filed as Exhibit 99.15 and is incorporated herein by reference. The key financial and economic terms of each call option and forward purchase contract, to the extent not reflected in such form agreements, are described in this Item 6 and in the trading data included in Exhibit 99.2.

On July 15, 2014, Pershing Square and Valeant entered into an indemnification letter agreement relating to Valeant’s previously announced exchange offer. The letter agreement is filed as Exhibit 99.16 and is incorporated by reference into this Item 6 as if restated in full.

CUSIP NO. 018490102	13D	Page 6

Item 7.   Material to be Filed as Exhibits.

Exhibit 99.13	Letter to Allergan, Inc. Board of Directors from Pershing Square Capital Management, L.P., dated as of July 16, 2014.

Exhibit 99.14	Form of Share Call Option Master Confirmation and Form of Amendment to Share Call Option Master Confirmation.

Exhibit 99.15	Form of Share Forward Master Confirmation.

Exhibit 99.16	Indemnification Agreement, dated as of July 15, 2014, between Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals, Inc.

CUSIP NO. 018490102	13D	Page 7

SIGNATURES

After reasonable inquiry and to the best of each of the undersigned’s knowledge and belief, each of the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: July 17, 2014	PERSHING SQUARE CAPITAL MANAGEMENT, L.P.

	By:	PS Management GP, LLC, its General Partner

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

PS MANAGEMENT GP, LLC

	By:	/s/ William A. Ackman
William A. Ackman
Managing Member

/s/ William A. Ackman
William A. Ackman

CUSIP NO. 018490102	13D	Page 8

EXHIBIT INDEX

Exhibit	Description

Exhibit 99.1	Joint Filing Agreement, dated as of April 21, 2014, among Pershing Square Capital Management, L.P., PS Management GP, LLC and William A. Ackman.*

Exhibit 99.2	Trading data.*

Exhibit 99.3	Letter Agreement, dated as of February 25, 2014, among Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc.*

Exhibit 99.4	Amended and Restated Limited Liability Company Agreement of PS Fund 1, LLC, dated as of April 3, 2014, by and among Pershing Square Capital Management, L.P., Pershing Square L.P., Pershing Square II, L.P., Pershing Square International, Ltd., Pershing Square Holdings, Ltd., and Valeant Pharmaceuticals International.*

Exhibit 99.5	Letter to Michael R. Gallagher from Pershing Square Capital Management, L.P., dated as of May 5, 2014.*

Exhibit 99.7	Letter to Allergan, Inc. Board of Directors from Pershing Square Capital Management, L.P., dated as of May 19, 2014.*

Exhibit 99.8	Letter to Allergan, Inc. Board of Directors from Pershing Square Capital Management, L.P., dated as of May 21, 2014.*

Exhibit 99.9	Letter Agreement, dated as of May 30, 2014, between Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals International, Inc.*

Exhibit 99.10	Press Release, dated June 13, 2014.*

Exhibit 99.11	Press Release, dated June 27, 2014.*

Exhibit 99.12	Stipulation and Order Regarding Application of Allergan Rights Plan and Dismissal Without Prejudice, dated June 28, 2014.*

Exhibit 99.13	Letter to Allergan, Inc. Board of Directors from Pershing Square Capital Management, L.P., dated as of July 16, 2014.

Exhibit 99.14	Form of Share Call Option Master Confirmation and Form of Amendment to Share Call Option Master Confirmation.

Exhibit 99.15	Form of Share Forward Master Confirmation.

Exhibit 99.16	Letter Agreement, dated as of July 15, 2014, between Pershing Square Capital Management, L.P. and Valeant Pharmaceuticals, Inc.

*	Previously Filed